Exhibit 99.1

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, April 14th 2020

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins

Present

Re:	Material fact report - Proposition regarding Definitive Dividend Distribution

Dear Chairman:

In accordance with the provisions of Circular No. 660, dated October 22, 1986, of the Commission, , I inform this Commission as a Material Fact, that in the Board Meeting held today and in relation with the definitive dividend distribution from profits for the year 2019, which correspond to the second point of the notice, for the consideration of the Ordinary Shareholders Meeting (the “Shareholder´s Meeting”) of LATAM Airlines Group S.A. (“LATAM”) to be held on April 30, 2020, the Board agreed to:

1.	Differ, that related to the distribution of the profit and specially to the payment of the minimum mandatory dividend, corresponding to the 30% of the profit for the year 2019, to what the Shareholders Meeting may decide, according to its sovereign authority.

2.	State that the minimum mandatory dividend on the first paragraph above, if approved, corresponds to the Definitive Dividend No. 51, equivalent to the amount in Chilean pesos of USD 57,129,119.64 which means to distribute a dividend of USD 0,094209094475 per share, which, if approved, will be payable on Thursday, May 28, 2020, in its equivalent in Chilean pesos according to the exchange rate "observed" published in the Official Journal on the fifth business day prior to the distribution day, that is, on May 22, 2020. In case the dividend is approved, the shareholders registered at the Shareholders' Register at midnight of May 22, 2020 will be entitled to receive the dividends; and,

3.	Lastly, the Board set forth that considering the crisis affecting the entire world and especially the airline industry, as well as the uncertainty level of the crisis and its consequences, it is of the opinion that payment of any dividends from profits for the year 2019 should be deferred to when circumstances make it more advisable.

Sincerely yours,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.